EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Central Fund of Canada Limited (“Central Fund”)
1323 15th Avenue S.W., Suite 805
Calgary, Alberta
T3C 0X8

Item 2. – Date of Material Change:

April 6, 2011

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on April 6, 2011 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On March 30, 2011, Central Fund announced that it entered into an underwriting agreement with a syndicate of underwriters (the “Underwriters”) led by CIBC World Markets Inc. under which the Underwriters agreed to buy and sell to the public, in all the provinces and territories of Canada except Québec, and in the United States, under the multijurisdictional disclosure system, 14,350,000 Class A Shares of Central Fund at U.S.$22.30 per Class A Share, with a right to increase the size of the offering by end of day on March 30, 2011 by up to an additional 1,800,000 Class A Shares at the same offering price. On March 30, 2011, Central Fund announced that the Underwriters had exercised their right to increase the size of the offering by purchasing an additional 1,800,000 Class A Shares. On April 6, 2011, Central Fund announced that it completed the sale of 16,150,000 Class A Shares at a price of U.S.$22.30 per Class A Share to the Underwriters and raised total gross proceeds of U.S.$360,145,000.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer

Telephone:	(905) 648-7878
Facsimile:	(905) 648-4196
e-mail:	info@centralfund.com

Item 9. – Date of Report:

April 6, 2011

Schedule A

CENTRAL FUND OF CANADA LIMITED CLOSES U.S.$360,145,000 CLASS A SHARE ISSUE

For Immediate Release to
Marketwire and
U.S. Disclosure Circuit

TSX SYMBOLS: CEF.A (Cdn.$) and CEF.U (U.S.$)
NYSE AMEX LLC SYMBOL: CEF

TORONTO, Ontario (April 6, 2011) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta is pleased to announce that it has completed the sale of 16,150,000 Class A Shares of Central Fund at a price of U.S.$22.30 per Class A Share to a syndicate of underwriters (the “Underwriters”) led by CIBC, raising total gross proceeds of U.S.$360,145,000.  The Class A Shares offered were primarily sold to investors in Canada and in the United States under the Multijurisdictional Disclosure System.

The underwritten price of U.S.$22.30 per Class A Share was non-dilutive and accretive for the existing Shareholders of Central Fund.  Substantially all of the net proceeds of the offering have been invested in gold and silver bullion in accordance with Central Fund's investment policies.  The additional capital raised by this underwriting is expected to assist in reducing the annual expense ratio in favour of the Shareholders of Central Fund.

The new total of issued and outstanding Class A Shares of Central Fund is 254,432,713.  The refined bullion and small bullion certificate holdings of Central Fund are now represented by approximately 1,694,644 fine ounces of gold and 76,964,105 ounces of silver.  Cash and short-term interest bearing certificates, less accrued liabilities, now total a net amount of approximately U.S.$ 80 million.

Central Fund has filed a third prospectus supplement to the base shelf prospectus and registration statement dated September 8, 2009 with the Canadian securities regulatory authorities (except Québec) and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the base shelf prospectus and prospectus supplement and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC, for more complete information about Central Fund and this offering.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties.  Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (Est. 1961) is an exchange-tradeable, refined gold and silver bullion holding company.  Class A Shares are qualified for inclusion in many North American regulated accounts.  Central Fund’s bullion holdings are stored unencumbered in allocated and segregated safekeeping in Canada, in the treasury vaults of a major Canadian Bank.  The gold and silver bullion are physically inspected by Ernst & Young LLP in the presence of Central Fund’s Officers and Directors as well as bank officials.  Class A Shares are quoted on the NYSE Amex LLC, symbol CEF and on the TSX, symbols CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878.
Website:  www.centralfund.com Email: info@centralfund.com